Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-204124

AMERICAN EXPRESS CREDIT CORPORATION
PRICING TERM SHEET

November 15, 2016

€1,000,000,000

0.625% Senior Notes due 2021

Issuer:	American Express Credit Corporation

Offered Securities:	0.625% Senior Notes due November 22, 2021 (the “Notes”)

Ranking:	The Notes will be general unsecured obligations that rank on an equal basis with all other unsubordinated debt of American Express Credit Corporation.

Expected Ratings* (Moody’s / S&P / Fitch):	A2 / A- / A

Trade Date:	November 15, 2016

Settlement Date:	November 22, 2016 (T + 5 (London))

Format:	SEC Registered Senior Unsecured Notes

Principal Amount:	€1,000,000,000

Maturity Date:	November 22, 2021

Price to Public:	99.584%

Underwriters’ Discounts and Commissions:	0.35%

Proceeds to Issuer (Net before Expenses):	€992,340,000

Coupon:	0.625%

Benchmark Security:	OBL #174 0.000% due October 8, 2021

Benchmark Security Price:	101.652%

Benchmark Security Yield:	-0.334%

Spread to Benchmark Security:	+104.4 bps

Yield to Maturity:	0.710%

Mid-Swap Yield:	0.140%

Spread to Mid-Swap:	+ 57 bps

Interest Payment Dates:	Paid annually on November 22, commencing November 22, 2017

Optional Redemption:

Prior to October 22, 2021 (the date that is 31 days prior to the maturity date), the Notes may be redeemed at a “make-whole” redemption price calculated as described in the preliminary prospectus supplement dated November 15, 2016 related to this offering), at a discount rate of the Comparable Government Bond Rate (as defined therein) plus 0.20% (or 20 bps), plus accrued and unpaid interest thereon to, but excluding, the date fixed for redemption. On or after October 22, 2021 (the date that is 31 days prior to the maturity date), the Notes may be redeemed at a redemption price equal to the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date fixed for redemption. In addition, the Notes may be redeemed upon the occurrence of a Tax Event (as defined in the preliminary prospectus supplement dated November 15, 2016 related to this offering) at a redemption price equal to the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

Day Count Convention:	Actual/Actual (ICMA)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

CUSIP:	025818KC8

ISIN:	XS1521058518

Common Code:	152105851

Listing:	Application will be made to list the Notes on the New York Stock Exchange

Settlement:	Euroclear/Clearstream

Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch HSBC Bank plc

Co-Managers:	Bank of Montreal, London Branch MUFG Securities EMEA plc Standard Chartered Bank Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

Stabilization:

Barclays Bank PLC as the stabilization manager may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may being on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and may cease at any time, but it must end no later than the earlier of the 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes. Any stabilization action or over-allotment must be conducted by the stabilizing manager in accordance with the applicable laws and rules.

* Note: An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus dated May 13, 2015) and a preliminary prospectus supplement, dated November 15, 2016, with the U.S. Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them by calling toll free: Barclays Bank PLC, at +44 (0) 20 7773 9098, Deutsche Bank AG, London Branch, at +1 800 503 4611 and HSBC Bank plc, at +1 866 811 8049.